FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2016

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 14 April 2016

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 14 April 2016
                                        1st Quarter Results 2016

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2016

CONSISTENT, COMPETITIVE GROWTH IN CHALLENGING MARKETS

First quarter highlights

• Underlying sales growth 4.7% with emerging markets up 8.3%

• Underlying volume growth 2.6% and pricing up 2.0%

• Turnover declined (2.0)% to €12.5 billion including a negative currency impact of (7.1)%

• Quarterly dividend raised 6% to €0.3201 per share

Paul Polman: Chief Executive Officer statement

"The first quarter demonstrates a strong volume-driven performance, following on from a good delivery in 2015. We are maintaining momentum despite a tougher external environment, with all four categories gaining market share. This broad-based growth, including over 8% in emerging markets, shows the validity of our strategy, portfolio management and a step-up in innovation.

With markets remaining volatile, we continue to focus on driving agility and resilience in our business through the key programmes which we set out at the end of last year: net revenue management, zero based budgeting and the next stage in our continued organisational transformation. This will position us well to deliver another year of volume-driven growth ahead of our markets, steady improvement in core operating margin and strong cash flow. These underpin sustained long-term value creation for our shareholders.

14 April 2016

OPERATIONAL REVIEW: CATEGORIES

	First Quarter 2016
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	12.5	4.7	2.6	2.0
Personal Care	4.8	5.8	3.8	1.9
Foods	3.1	1.9	(0.2)	2.1
Home Care	2.4	7.0	4.5	2.4
Refreshment	2.2	3.8	1.9	1.9

Our markets: Consumer demand remained fragile. Volume growth slowed further in the markets in which we operate, with market growth weak in emerging markets, negligible in North America and negative in Europe.

Unilever overall performance: Underlying sales growth in the first quarter was driven by market share gains across all four categories. Emerging markets grew by 8.3% with an increased contribution from volume. There was strong underlying price growth in Latin America and virtually no price growth in Asia. Developed markets declined by 0.3% with volume growth offset by widespread price deflation in Europe.

Personal Care
Personal Care grew ahead of the group average driven by innovations that grow the core of our brands and extend into more premium segments. At the same time we are addressing the higher growth male grooming segment with the launch of the new Axe range, opening the brand to a broader audience. Deodorants continued to perform strongly, supported by new variants of the successful dry sprays in North America and by the roll-out of Rexona Antibacterial that provides 10x more odour protection into 15 countries. In hair TRESemmé launched the Beauty-Full Volume range with a unique reverse conditioning system. In skin cleansing Lifebuoy demonstrated strong volume-driven growth across our emerging markets helped by digital and local activation behind our handwashing campaign.

Foods
Foods sustained its return to growth. A good performance in savoury was led by cooking products in emerging markets and by innovations around naturalness such as Knorr Mealmakers with 100% natural ingredients in Europe. Hellmann's drove strong growth in dressings driven by a new 'Real' campaign, the success of the convenient squeeze packaging with proprietary easy-out technology, and the launch of Carefully Crafted and Organic variants. The Baking, Cooking & Spreads unit repositioned Flora in the United Kingdom with a campaign that highlights its plant-based health credentials and introduces a dairy-free variant. Sales in spreads declined as a result of the continued market contraction in developed countries.

Home Care
Home Care delivered another quarter of strong, broad-based growth, well ahead of our markets. This was driven by innovations in higher margin segments and the new Omo with enhanced formulation and improved cleaning technology which has now reached 18 countries. After the success of Omo pre-treaters and stain removers in Brazil we are rolling them out in Latin America. Fabric conditioners grew at double-digit rates, helped by new variants of Comfort Intense with its concentrated, double-encapsulated fragrance technology that deliver long-lasting freshness. Household care remained a strong growth and margin contributor to Home Care, driven by Cif's premium Power and Shine sprays in Europe and the continued expansion of our brands in emerging markets, the most recent being Sunlight in China.

Refreshment
Ice cream continued its strong momentum of the last two years driven by margin-accretive innovations behind premium brands, such as the new Magnum Double range, the Ben & Jerry's 'Wich cookie-dough sandwich and premium desserts under Breyer's Gelato and Carte D'Or Sorbet. We are addressing the value segment with a new yoghurt variant of the smaller-sized Cornetto at a recommended resale price of €1. In leaf tea, we are accelerating the move towards more premium products with T2 and machine-compatible tea capsules. Lipton and PG Tips are continuing to extend their presence in the faster-growing green, herbal and speciality teas segments.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	First Quarter 2016
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	12.5	4.7	2.6	2.0
Asia/AMET/RUB	5.4	5.0	4.2	0.8
The Americas	4.0	8.5	1.1	7.3
Europe	3.1	(0.6)	1.8	(2.4)

	First Quarter 2016
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	5.3	(0.3)	1.1	(1.3)
Emerging markets	7.2	8.3	3.7	4.4
North America	2.2	0.1	(0.1)	0.1
Latin America	1.8	17.9	2.4	15.1

Asia/AMET/RUB
Growth was driven by solid volume gains in Asia and price-led growth elsewhere. The Philippines delivered another quarter of double-digit growth, Russia showed improved momentum and Turkey continued to grow driven by a strong performance in Refreshment. Growth in China was entirely driven by on-line sales which continued to develop rapidly. However South Africa and Thailand had a slower start to the year reflecting softer market conditions.

The Americas
Latin America delivered double-digit underlying sales growth driven by strong pricing to recover higher input costs in local currencies, particularly in Brazil and Argentina. Volumes grew in Personal Care, Home Care and Foods despite continued challenging macro-economic conditions and with consumer incomes squeezed by higher cost of living. In North America, we grew slightly and gained share helped by continued strong momentum in deodorants and ice cream but the spreads market continued to decline at a similar rate to last year.

Europe
Good volume growth was more than offset by price deflation across our markets. Home Care and ice cream continued to grow strongly ahead of our markets but the sustained contraction of the margarine market weighed on our Foods performance in Germany and France. Personal Care demonstrated strong, broad-based volume growth but promotional intensity continued to impact our business, particularly in the United Kingdom. It has been an encouraging start to the year in the southern and eastern parts of Europe.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2015 Group financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q1 2016 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.3201
Per Unilever PLC ordinary share:	£ 0.2556
Per Unilever N.V. New York share:	US$ 0.3648
Per Unilever PLC American Depositary Receipt:	US$ 0.3648

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 12 April 2016.

US dollar cheques for the quarterly interim dividend will be mailed on 1 June 2016 to holders of record at the close of business on 29 April 2016. In the case of the NV New York shares, Netherlands withholding tax will be deducted.
The quarterly dividend calendar for the remainder of 2016 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q1 2016	14 April 2016	27 April 2016	28 April 2016	29 April 2016	1 June 2016
Quarterly dividend - for Q2 2016	21 July 2016	3 August 2016	4 August 2016	5 August 2016	7 September 2016
Quarterly dividend - for Q3 2016	13 October 2016	26 October 2016	27 October 2016	28 October 2016	7 December 2016

SEGMENT INFORMATION - CATEGORIES

(unaudited)

First Quarter	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2015	4,789	3,209	2,527	2,279	12,804
2016	4,795	3,096	2,449	2,208	12,548
Change (%)	0.1	(3.5)	(3.1)	(3.1)	(2.0)
Impact of:
Exchange rates (%)	(7.2)	(5.2)	(9.4)	(6.7)	(7.1)
Acquisitions (%)	2.3	-	-	0.2	0.9
Disposals (%)	(0.2)	(0.2)	-	(0.2)	(0.2)

Underlying sales growth (%)	5.8	1.9	7.0	3.8	4.7
Price (%)	1.9	2.1	2.4	1.9	2.0
Volume (%)	3.8	(0.2)	4.5	1.9	2.6

SEGMENT INFORMATION - GEOGRAPHICAL AREA

(unaudited)

First Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2015	5,499	4,167	3,138	12,804
2016	5,464	3,976	3,108	12,548
Change (%)	(0.6)	(4.6)	(1.0)	(2.0)
Impact of:
Exchange rates (%)	(5.5)	(13.5)	(1.0)	(7.1)
Acquisitions (%)	0.2	1.8	0.9	0.9
Disposals (%)	(0.1)	(0.2)	(0.3)	(0.2)

Underlying sales growth (%)	5.0	8.5	(0.6)	4.7
Price (%)	0.8	7.3	(2.4)	2.0
Volume (%)	4.2	1.1	1.8	2.6

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team
UK +49 17 3204 6365	merlin.koene@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
or +44 79 0110 3950	william.davies@unilever.com
or +44 78 2504 9163	laura.misselbrook@unilever.com
NL +32 494 604 906	freek.bracke@unilever.com
or +31 10 217 4844	els-de.bruin@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id4834